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                                [FORM OF OPINION]

February __, 2009

Board of Trustees
Laudus Trust
101 Montgomery Street
San Francisco, CA 94104

RE: AGREEMENT AND PLAN OF REORGANIZATION, DATED FEBRUARY __, 2009 (THE "PLAN"), ADOPTED BY THE BOARD OF TRUSTEES OF THE LAUDUS TRUST (THE "TRUST") FOR THE REORGANIZATION OF THE TRUST'S LAUDUS ROSENBERG U.S. LARGE CAPITALIZATION GROWTH FUND (THE "ACQUIRED FUND") INTO THE TRUST'S LAUDUS ROSENBERG U.S. LARGE CAPITALIZATION FUND (THE "SURVIVING FUND")

Ladies and Gentlemen:

          You have requested our opinions as to certain U.S. federal income tax consequences of the reorganization of the Acquired Fund and the Surviving Fund that will consist of: (i) the transfer of all of the assets of the Acquired Fund to the Surviving Fund in exchange solely for Select and Investor Class shares of the Surviving Fund ("Surviving Fund Shares"), (ii) the assumption by the Surviving Fund of all of the liabilities of the Acquired Fund, and (iii) the distribution of the Surviving Fund Shares to the shareholders of the Acquired Fund(1) in complete liquidation of the Acquired Fund, all upon the terms and conditions set forth in the Plan (the "Reorganization").

          In rendering our opinions, we have reviewed and relied upon (a) the Plan, (b) certain representations concerning the Reorganization made to us by the Trust, on behalf of the funds, in a letter dated January __, 2009 (the "Representation Letter"), (c) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, and (d) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. All terms used herein, unless otherwise defined, are used as defined in the Plan.

          For purposes of our opinions, we have assumed that the Acquired Fund and the Surviving Fund, as of the Closing Date of the Reorganization, each satisfy and, following the Reorganization, the Surviving Fund will continue to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company ("RIC").

          Based on the foregoing, and provided the Reorganization is carried out in accordance with the laws of the Commonwealth of Massachusetts, the Plan and the Representation Letter, it is our opinion that:

          1. The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code, and the Acquired Fund and the Surviving Fund will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

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(1)  In the distribution, Acquired Fund shareholders who hold Acquired Fund
     Select Class shares will receive Surviving Fund Select Class shares, and Acquired Fund shareholders who hold Acquired Fund Investor Class shares will receive Surviving Fund Investor Class shares.

   Philadelphia   Washington   New York   Los Angeles   San Francisco   Miami
                 Pittsburgh   Princeton   Chicago   Minneapolis
  Palo Alto   Dallas   Houston   Harrisburg   Irvine   Boston   London   Paris
                    Brussels   Frankfurt   Beijing   Tokyo

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Board of Trustees
Laudus Trust
February __, 2009
Page 2

          2. No gain or loss will be recognized by the Surviving Fund upon the receipt of the assets of the Acquired Fund solely in exchange for Surviving Fund Shares and the assumption by the Surviving Fund of all of the liabilities of the Acquired Fund, pursuant to Section 1032(a) of the Code.

          3. No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its assets to the Surviving Fund solely in exchange for Surviving Fund Shares and the assumption by the Surviving Fund of all of the liabilities of the Acquired Fund or upon the distribution of Surviving Fund Shares to shareholders of the Acquired Fund, pursuant to Sections 361(a) and (c) and 357(a) of the Code.

          4. No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of their shares of the Acquired Fund for Surviving Fund Shares (including fractional shares to which they may be entitled), pursuant to Section 354(a) of the Code.

          5. The aggregate tax basis of Surviving Fund Shares received by each shareholder of the Acquired Fund (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor, pursuant to Section 358(a)(1) of the Code.

          6. The holding period of the Surviving Fund Shares received by the shareholders of the Acquired Fund (including fractional shares to which they may be entitled) will include the holding period of the Acquired Fund shares surrendered in exchange therefor, provided that the Acquired Fund shares were held as a capital asset as of the Closing Date of the Reorganization, pursuant to Section 1223(1) of the Code.

          7. The tax basis of the assets of the Acquired Fund received by the Surviving Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the exchange, pursuant to Section 362(b) of the Code.

          8. The holding period of the assets of the Acquired Fund received by the Surviving Fund will include the period during which such assets were held by the Acquired Fund, pursuant to Section 1223(2) of the Code.

          9. The Surviving Fund will succeed to and take into account, as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the Treasury Regulations), the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381(b) and (c), 382, 383 and 384 of the Code.

          Notwithstanding the foregoing opinions, no opinion is expressed as to the effect of the Reorganization on (i) the Acquired Fund or the Surviving Fund with respect to any asset as to which any unrealized gain or loss is required to be recognized for U.S. federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting and (ii) any shareholder of the Acquired Fund that is required to recognize unrealized gains and losses for U.S. federal income tax purposes under a mark-to-market system of accounting.

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Board of Trustees
Laudus Trust
February __, 2009
Page 3

          Our opinions are limited solely to the Reorganization. This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

          Our opinions are conditioned upon the performance by the Trust, on behalf of the Surviving Fund and the Acquired Fund, of its undertakings in the Plan and the Representation Letter.

          Our opinions are being rendered to the Trust on behalf of the Surviving Fund and the Acquired Fund, and may be relied upon only by the Trust, its Board of Trustees, the Acquired Fund, the Surviving Fund and the shareholders of the Acquired Fund and the Surviving Fund.

Very truly yours,